Exhibit 99.1

210 Shields Court	Contact: Michael Serruya
Markham, Ontario, Canada, L3R 8V2	Telephone: (905) 479-8762

Michael Serruya Acquires Warrants of CoolBrands International Inc.

(Toronto, November 27, 2006) Mr. Michael Serruya announced today that he has acquired, through a holding company, warrants to purchase 5,500,000 subordinate voting shares in the capital of CoolBrands International Inc. (“CoolBrands”) in connection with his acquisition of senior indebtedness of CoolBrands and entry into a related forbearance agreement on November 17, 2006. The exercise price of each warrant is Cdn$0.50 and the term of the warrants is five years from the date of grant.

These warrants represent approximately 9.8% of the subordinate voting shares of CoolBrands currently outstanding. If these warrants were converted into subordinate voting shares, Mr. Serruya would, directly or indirectly, have ownership or control over approximately 41% of all votes attaching to shares of CoolBrands and, together with other shareholders who are party to a board representation agreement dated March 18, 1998, approximately 56% of the votes attaching to all outstanding shares of CoolBrands.

Depending on market conditions, Mr. Serruya may increase or decrease his beneficial ownership, control, or direction over the warrants, subordinate voting shares or multiple voting shares of CoolBrands through market transactions, private agreements, treasury issuances, exercise of options or convertible securities or otherwise.

A copy of the early warning report filed in respect of the foregoing may be obtained from the Sedar Website at www.sedar.com.